UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to____________

Commission file number 33-31502

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LA-Z-BOY INCORPORATED RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LA-Z-BOY INCORPORATED
1284 North Telegraph Road
Monroe, Michigan 48162
Telephone (734) 242-1444

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LA-Z-BOY INCORPORATED RETIREMENT SAVINGS PLAN

By La-Z-Boy Incorporated Plan Administrator

Date: June 26, 2009
/s/ Michael S. Skrzypczak
Michael S. Skrzypczak
Vice President & Treasurer

La-Z-Boy Incorporated
Retirement Savings Plan

Index to Financial Statements and Supplemental Information	Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statement of Net Assets Available for Benefits at December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	4

Notes to Financial Statements	5-13

Supplemental Information

Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2008	14

Exhibits

Exhibit 23: Consent of Independent Registered Public Accounting Firm

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the La-Z-Boy Incorporated Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the La-Z-Boy Incorporated Retirement Savings Plan (the "Plan") at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Detroit, MI
June 26, 2009

La-Z-Boy Incorporated
Retirement Savings Plan
Statement of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value (see Note 4)	$98,671,637	$155,000,256
Employee contributions receivable	133,690	0
Assets available for benefits	98,805,327	155,000,256

Liabilities
Excess contributions payable to participants	85,971	175,969

Total net assets available for benefits	$98,719,356	$154,824,287

The accompanying notes are an integral part of these financial statements.

La-Z-Boy Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008
Additions

Interest	$4,374,342
Dividends	229,517
Employee deferrals	9,450,736
Employer match	4,396,028
Rollovers	159,748

Total additions	18,610,371

Deductions

Net depreciation in fair value of investments	(47,819,811)
Benefits paid to participants	(26,856,845)
Administrative expenses	(38,646)

Total deductions	(74,715,302)

Net decrease	(56,104,931)

Net assets available for benefits:
Beginning of year	154,824,287

End of year	$98,719,356

The accompanying notes are an integral part of these financial statements.

La-Z-Boy Incorporated
Retirement Savings Plan
Notes to Financial Statements

1.	Description of the Plan

The following description of the La-Z-Boy Incorporated Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
La-Z-Boy Incorporated (the "Company") sponsors the Plan, which is a defined contribution plan covering eligible participants. The Plan is administered by a Central Board of Administration, which oversees the investment options selected for the Plan.  Mercer Trust Company ("Mercer") serves as the trustee of the Plan, and Mercer HR Outsourcing is the record keeper for the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On December 30, 2008 the Plan was amended to ensure compliance with Internal Revenue Code Section 409A.

Participation and Eligibility
Employees who have completed at least 90 days of service following their first day of employment and have attained the age of eighteen are eligible to become participants effective as of the next day after they meet these requirements, with the exception of the Company’s ineligible subsidiaries. Employees of ineligible subsidiaries are not allowed to participate in the Plan.

Vesting
Participants are always fully vested in their own deferral accounts. Participants become vested 25% in employer matching contributions after one year of service and vest an additional 25% each year thereafter, becoming 100% vested after four years.  Notwithstanding the foregoing schedule, a participant becomes 100% vested in the employer matching contributions upon attaining “normal retirement age” as defined by the Plan.

Contributions
Contributions to the Plan consist of the following:

a.
participants are permitted to make elective participant compensation deferral contributions in an amount up to ninety-nine percent of eligible compensation, not to exceed $15,500 in 2008.  All employees who are eligible to make salary deductions under this Plan and who have attained age 50 before the close of the Plan Year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Code Section 414(v), which were limited to $5,000 in 2008;

La-Z-Boy Incorporated
Retirement Savings Plan
Notes to Financial Statements

1.        Description of the Plan (continued)

Contributions (continued)

b.
the Plan provides for employer matching contributions. Supplemental employer matching contributions, based upon a number of factors including age, years of service, employee classification (factory hourly, factory supervisor, executive, salaried, office hourly) and division of the Company, are provided for in the Plan.  Prior to August 1, 2006, most employer contributions were made to the Company Stock Fund, which consists of La-Z-Boy Incorporated common stock and money market investments, and remained in that fund until withdrawal from the Plan, or until a participant attained the age of fifty and elected to diversify their fund, as allowed by the Plan.  Effective August 1, 2006, the Company employer matching contributions are no longer made to the Company Stock Fund.  Instead participants are allowed to allocate the Company matching contribution, which is made in cash, just like their own contribution.  Also effective August 1, 2006, the Plan no longer required Participants to hold Company Stock Fund contributions until withdrawal from the Plan and instead Participants have the option to redirect these funds to any of the investment options that are available under the Plan;

c.	any forfeiture restoration amounts for participants with breaks in service; and

d.
amounts that participants have the ability, under certain circumstances, to contribute that have been received as distributions from pension benefit plans or “rollovers” from selected eligible individual retirement arrangements.

However, total individual participant contributions shall not exceed the lesser of:

a.	ninety-nine percent of the eligible compensation of the participant during the plan year; or

b.	the aggregate individual participant limitations set forth under Section 415 of the Internal Revenue Code ("IRC").

The results of the non-discrimination tests indicated that $85,971 and $175,969 of excess contributions in 2008 and 2007, respectively, need to be returned to participants and were considered a liability of the plan as of the respective year-end.

Forfeitures
The forfeited, nonvested portion of a terminated participant’s account may be used to reduce the Company’s matching contribution. During 2008, $300,538, of employer matching contributions were forfeited by terminated employees before those amounts became vested.  During 2008, forfeited nonvested balances in the amount of $145,878 were used to offset the Company's matching contributions and $118,852 remains available to be offset against future matching contributions at December 31, 2008.

La-Z-Boy Incorporated
Retirement Savings Plan
Notes to Financial Statements

1.        Description of the Plan (continued)

Voting Rights and Dividends
Each participant who has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants. Each participant who has a vested interest in the Company Stock Fund may elect to receive cash dividends that are paid on shares of Company stock. Cash dividends that are distributed under this election shall be paid not later than ninety days after the close of the Plan year in which the cash dividends are paid, and are treated as "benefits paid to participants" in the Statement of Changes in Net Assets Available for Benefits. If a participant does not elect to receive cash dividends, cash dividends that are paid on shares of Company stock are reinvested in the Company Stock Fund.

Plan Benefits
Participants having four years of service under the Plan or attaining “normal retirement age” as defined by the Plan are entitled to the full value of their accounts. The value of a participant’s account will be paid as soon as administratively feasible after the date on which he or she terminates or retires.    Each active participant's account is credited with the participant's contributions, the Company's contributions, and any earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

If a participant’s total vested account balance is $1,000 or less, the benefit payment will be made in the form of a lump sum cash payment. The participant also may elect to receive the entire portion of their account that is invested in the Company Stock Fund in cash or in La-Z-Boy Incorporated common stock. Participants are entitled to receive benefit payments in one or more of the following methods:

(1)	lump sum payment; or

(2)
payments over a period certain in monthly installments.  The period over which such payment is to be made shall not extend beyond the earlier of the participant's life expectancy (or the life expectancy of the Participant and the Participant's designated Beneficiary) or the limited distribution period provided for in section 7.5(b) of the Plan.

Death Benefits
Upon the death of a participant, the value of his or her account becomes fully vested. As soon as administratively feasible thereafter, the value of the participant’s account will be paid to any beneficiary designated by the participant or as stipulated in the Plan.

Disability Benefits
Participants who become totally and permanently disabled are eligible for disability retirement benefits. The participant shall have the value of his or her account fully vested and payable in the same manner as normal retirement benefits.

Hardship or Financial Need
Upon application by the participant, the Board may direct distribution of such participant’s funds to alleviate extreme hardship. In no event shall the amount exceed 100% of the Participant’s Elective Account. The distribution shall be subject to personal income and excise taxes.

La-Z-Boy Incorporated
Retirement Savings Plan
Notes to Financial Statements

1.        Description of the Plan (continued)

Participant Loans
The Plan allows for loans to participants and beneficiaries.  Participant and beneficiary loans may not be made for less than $1,000 or exceed the lesser of (i) $50,000 or (ii) 50% of the participant’s account balance less any current outstanding loans.  The loan term may not be longer than 60 months unless the loan is used to acquire a principal residence, for which the term may be up to 15 years.  Interest is charged on the loan at a rate equal to 1% above the “Prime Rate” quoted by The Wall Street Journal under the “Money Rates” section at the time the loan is granted.  At December 31, 2008, such loans had interest rates ranging from 5% to 10% with maturity dates ranging from 2009-2022.  As participant loans are repaid through payroll deduction, the amounts are allocated to the investment fund according to the participant’s most recent election with respect to current contributions.

Expenses of the Plan
Trustee fees are paid by the Plan. Investment management fees are paid by Plan participants based on participation in the various funds.  Loan fees are paid by the participants. All other Plan expenses, including administrative and professional fees, are paid by the Company.

Allocation of Assets
Participant compensation deferral contributions are allocated to individual participant accounts each pay period. Company matching contributions are allocated to individual participant accounts each pay period, except for certain divisions which match on a less frequent schedule. Changes in the fair market value of investments and gains and losses on the disposition of investments, and investment income are allocated to individual participant accounts on a daily basis in proportion to their account balance. Trustee fees paid by the plan are allocated to participant accounts.

Investment Options
The Plan provides participants with several mutual fund investment options as well as the Company Stock Fund, which consists of La-Z-Boy Incorporated common stock.  However, the Company Stock Fund was removed as an investment option for new contributions effective August 1, 2006.  Effective August 1, 2006, the Company employer matching contributions were no longer made to the Company Stock Fund.  Instead participants are allowed to allocate the Company matching contribution, which is made in cash, just like their own contribution.  Also effective August 1, 2006, the Plan no longer requires Participants to hold Company Stock Fund contributions until withdrawal from the Plan and instead Participants have the option to redirect these funds to any of the investment options that are available under the Plan.

Participant fund allocations are made in increments of one percent and participants may change their allocation of contributions among the investment options and transfer amounts between investment options on a daily basis.

La-Z-Boy Incorporated
Retirement Savings Plan
Notes to Financial Statements

2.        Summary of Significant Accounting Policies

Basis of Accounting
The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation
Investments are stated at fair values.  Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Mutual fund investments are valued based on the quoted market prices as of the last business day of the plan year. Participant loans receivable are valued at cost which approximates fair value.

Net Appreciation and Depreciation of Investments
Net appreciation or depreciation includes realized gains and losses and net unrealized appreciation and depreciation.  Realized gains and losses on investment transactions are recorded as the difference between proceeds received and the fair market value at the beginning of the year of the respective investments sold, or cost if acquired during the year.  Net unrealized appreciation or depreciation in the fair market value of investments is recorded as the change between the fair market value of investments at the end of the year and the beginning of the year, or cost if acquired during the year.

Investment transactions are reflected on a trade-date basis.  Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date.  Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Benefits
Payment of benefits are recorded when paid.

La-Z-Boy Incorporated
Retirement Savings Plan
Notes to Financial Statements

3.        Investments

The following presents investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007:

	December 31,
	2008	2007
JPMorgan Core Bond Fund	$16,743,075	$18,501,827
Putnam Money Market Fund	16,381,155	13,494,699
Fidelity Investments Freedom Funds	14,458,222	19,685,013
S&P 500 Index Fund	7,555,624	13,475,049
Van Kampen Growth Fund	7,003,415	15,577,690
Vanguard Wellington	6,616,788	0
Harbor Capital International Fund	6,594,386	13,733,550
La-Z-Boy Incorporated common stock	3,063,526	14,403,290
The George Putnam Fund of Boston	0	13,753,083

During 2008, the Plan's investments (including net appreciation and depreciation on investments bought and sold, as well as held during the year) depreciated by $47,819,811 as follows:

Mutual funds	$(39,313,316)
La-Z-Boy Incorporated common stock	(8,506,495)
$(47,819,811)

La-Z-Boy Incorporated
Retirement Savings Plan
Notes to Financial Statements

4. Investments at Fair Value

SFAS No. 157, Fair Value Measurements (SFAS 157), establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.

SFAS 157 requires the categorization of financial assets and liabilities, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the quoted prices in active markets for identical assets and liabilities and lowest priority to unobservable inputs. The various levels of the SFAS 157 fair value hierarchy are described as follows:

Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Plan has the ability to access.

Level 2 — Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability.

Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

SFAS 157 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Mutual Funds	$87,142,290	$-	$-	$87,142,290
Common Stock	3,063,526	-	-	3,063,526
Participant Loans	-	-	8,465,821	8,465,821

Total assets at fair value	$90,205,816	$-	$8,465,821	$98,671,637

La-Z-Boy Incorporated
Retirement Savings Plan
Notes to Financial Statements

4. Investments at Fair Value (continued)

The table below summarizes the changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Year Ended December 31, 2008

Participant Loans
Balance, beginning of year	$10,645,019

Interest on loans	733,523

Loan issuance	4,303,973

Loan repayments	(4,759,269)

Other (Deemed distributed loans)	(2,457,425)

Balance, end of year	$8,465,821

5.        Party-in-interest

Investments in the Company Stock Fund consist of 1,410,482 and 1,816,304 shares of La-Z-Boy Incorporated common stock at December 31, 2008 and 2007, respectively.

6.        Tax Status of the Plan

The Plan obtained its latest determination letter on June 10, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.        Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts previously allocated to the participants shall be fully vested subject only to any charge or lien, which may then or thereafter exist and be due to the Trustee.

La-Z-Boy Incorporated
Retirement Savings Plan
Notes to Financial Statements

8.        Risks and Uncertainties

The Plan’s invested assets consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

La-Z-Boy Incorporated common stock, included in the Company Stock Fund, accounts for approximately 3% and 9% of the net assets available for benefits of the Plan at December 31, 2008 and 2007, respectively. Fluctuations in the price of La-Z-Boy Incorporated common stock may materially affect the participants’ account balances and the net assets available for benefits of the Plan as a whole.

9.        Plan Amendments

On August 1, 2006, the Plan was amended so that the employer matching contribution for a payroll period shall be 100% of that portion of the participant’s elective contribution that does not exceed 5% of the participant’s compensation for the payroll period. This percentage was reduced to 4% in May, 2007.  This applies only to participants who at that time were eligible to participate in the La-Z-Boy Incorporated Employees’ Profit Sharing Plan.

La-Z-Boy Incorporated
Retirement Savings Plan
Plan Number 015
EIN 38-0751137

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

		(c)
(a)	(b) Identity of Issuer, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost**	(e) Current Value
*	La-Z-Boy Incorporated Common Stock	1,410,481		$3,063,526
	JPMorgan Core Bond Fund	1,566,237		16,743,075
	Putnam Money Market Fund	16,381,154		16,381,155
	Van Kampen Growth Fund	477,397		7,003,415
	Fidelity Investments Freedom Funds	1,672,444		14,458,222
	S&P 500 Index Fund	307,014		7,555,624
	Harbor Capital International Fund	164,366		6,594,386
*	Participant Loans	Participant notes receivable, interest ranging from 5% to 10% and maturity dates ranging from 2009-2022		8,465,821
	T. Rowe Price Blue Chip Growth Fund	151,883		3,500,912
	Putnam Equity Income Fund	321,053		3,499,487
	Victory/Diversified Stock Fund	255,134		2,842,199
	Lord Abbott Mid Cap Value Fund	186,675		1,947,027
	Vanguard Wellington	156,870		6,616,788
				$98,671,637

* La-Z-Boy Incorporated and participants are known parties-in-interest of the Plan.  All investments other than La-Z-Boy Stock and participant loans are mutual funds.

**Cost information for participant-directed investments has been omitted, as permitted by Section 520.103-   10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.